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                                                                       EXHIBIT 2

                       [LETTERHEAD OF ARV ASSISTED LIVING]

FOR IMMEDIATE RELEASE

CONTACT:       Mitch Gellman
               Director of Investor Relations
               714/435/4322
               E-Mail:  investor.relations@arvi.com

            ARV ASSISTED LIVING REJECTS EMERITUS OFFER AS INADEQUATE
  -- INTERESTS OF SHAREHOLDERS BEST SERVED BY ARV'S CONTINUED INDEPENDENCE --

COSTA MESA, Calif. -- January 5, 1998 -- ARV Assisted Living, Inc. (Amex:SRS) announced today that its Board of Directors voted unanimously to recommend ARV shareholders reject Emeritus Corporation's highly conditional $17.50 per share tender offer (the "Emeritus Offer") and Emeritus' proposed second-step "squeeze out" merger as inadequate and not in the best interests of ARV shareholders.

The Board stated that the interests of ARV shareholders would best be served by the Company remaining an independent, publicly-traded company.

In its recommendation to ARV shareholders, the Board cited, among many other things:

        -       The Emeritus Offer does not reflect the inherent value of ARV.

        - The opinion of its financial advisors, Salomon Smith Barney, that the Emeritus Offer is inadequate.

        - Continued pursuit of ARV's strategic plan, including refinements that may result from management's ongoing review, that produce greater long-term value for ARV shareholders than proposed Emeritus transactions.

        - The numerous and significant conditions contained in Emeritus' proposal, several of which are subject to the sole discretion of Emeritus and EMAC Corp., a wholly-owned subsidiary of Emeritus.

        - The Board's belief that, considering Emeritus' financial condition, Emeritus may not be able to secure financing for the proposed Emeritus transactions.

        - The Board's concern that the consideration to be received by ARV shareholders in the proposed squeeze out merger could consist, in whole or in part, of securities of Emeritus.

                                    --more--

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"ARV intends to remain independent and pursue its business strategy," said
Howard G. Phanstiel, Chairman and Chief Executive Officer of ARV. "Management continues to refine ARV's strategic business plan and actively explore opportunities to enhance the value for its shareholders."

ARV Assisted Living, Inc. was founded in 1980. ARV is one of the nation's leading providers of assisted living. The company operates 48 communities containing about 6,150 units in 10 states. It has six communities, containing 756 units, under construction in California, Florida, Massachusetts and Nevada.



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